Exhibit 8.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Country of Incorporation
Spring Health Solutions Ltd.	Israel
G-Sense Ltd.	Israel
Spring-Set Heath Solutions Ltd.	Israel
Spring Health Solutions Inc.(1)	Delaware, U.S.

 (1)  Spring Health Solutions Inc. is a wholly owned subsidiary of Spring Health Solutions Ltd.